UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

7th floor, Building 398, No. 1555 West
Jinshajiang Rd

Shanghai, China 201803
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 20, 2023, Xiao-I Corporation (“Xiao-I”) released its unaudited semi-annual report for the six months ended June 30, 2023, which report is furnished as Exhibit 99.1 to this Report on Form 6-K, and incorporated herein by reference.

In early 2022, Xiao-I’s indirect wholly owned subsidiary, Zhizhen Artificial Intelligent Technology (Shanghai) Co. Ltd. (“WFOE”) was recognized by the Shanghai municipal government as a “leading enterprise” and was approved to set up an AI industrial park in the Shanghai Lingang Area through Zhizhen Guorui (Shanghai) Information Technology Development Co., Ltd. (“Zhizhen Guorui”). In February 2022, WFOE invested in Zhizhen Guorui at a total consideration of $2.9 million, acquiring less than 51% of its equity interest with significant influence, which was accounted as long-term investment. For the purpose of Zhizhen Guorui’s operations, i.e., ensuring its ability to properly establish and operate the AI Industrial Park, Shanghai Xiao-i Robot Technology Co., Ltd. (“Shanghai Xiao-i Robot”) entered into a loan agreement with Zhizhen Guorui on March 31, 2023, under which Shanghai Xiao-i Robot agreed to provide Zhizhen Guorui with an interest-free credit line of up to US$13.8 million (approximately RMB100.0 million) (“Loan Agreement”). As of June 30, 2023, Shanghai Xiao-i Robot’s loan to Zhizhen Guorui amounted to US$11.0 million (approximately RMB79.9 million). We believe that the establishment and operation of the AI Industrial Park will consolidate our competitive position in the AI industry and provide us with additional business opportunities. The Loan Agreement is furnished as Exhibit 99.2 to this Report on Form 6-K.

Exhibit Index

Exhibit Number	Description of Document
99.1	Press Release, Dated October 20, 2023
99.2	English Translation of the Loan Agreement between Shanghai Xiao-i Robot Technology Co., Ltd. and Zhizhen Guorui (Shanghai) Information Technology Development Co., Ltd. Dated March 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2023	Xiao-I Corporation

	By:	/s/ Hui Yuan
	Name:	Hui Yuan
	Title:	Chief Executive Officer

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